UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

                   City National Rochdale High Yield Alternative Strategies Fund TEI LLC
(Name of Issuer)

                   Units of interest
 (Title of Class of Securities)

                                             N/A
 (CUSIP Number)

Donald Delano
City National Rochdale, LLC
400 Park Avenue
New York, NY 10022
                        212-702-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                               December 31, 2020**
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**  See "Explanatory Note" below.

1	Names of Reporting Person. City National Rochdale, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 2,954.92
8 Shared Voting Power 0
9 Sole Dispositive Power 2,954.92
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,954.92
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 92.1%
14	Type of Reporting Person (See Instructions) IA

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment”) relates to units of interest (“Units”) of City National Rochdale High Yield Alternative Strategies Fund TEI LLC, a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the “Issuer”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on January 21, 2020, as amended by Amendment No. 1 filed on November 3, 2020 and Amendment No. 2 filed on January 11, 2021 (as amended, the “Schedule 13D”). Unless otherwise indicated in this Amendment, all capitalized terms have the meanings indicated to them in the Schedule 13D.

EXPLANATORY NOTE

This Amendment is being filed to correct an error in the number of Units, and the percentage of the outstanding Units, previously reported as beneficially owned by the Reporting Persons as of December 31, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 24, 2021

CITY NATIONAL ROCHDALE, LLC

By: /s/ Donald Delano
Name: Donald Delano
Title: Chief Compliance Officer